

November 10, 2014

Via E-mail
Mr. Arthur J. McCarthy
Chief Financial Officer
Neulion, Inc.
1600 Old Country Rd.
Plainview, NY 11803

  Re: Neulion, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 13, 2014
     Form 10-Q for Fiscal Quarter Ended June 30, 2014
     Filed August 6, 2014
     File No. 000-53620

Dear Mr. McCarthy:

   We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Customer Dependence, page 3

1. Please identify your material customers that accounted for 10% or more of your revenues, the loss of which would have a material adverse effect on the registrant. Refer to Item 101(c)(1)(iv) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Performance Indicators, page 19</u>
<u>Overall Performance – Year-ended December 31, 2013 vs year-ended December 31, 2012, page 20</u>
<u>Overall Performance – Three months ended December 31, 2013 vs three months ended December 31, 2012, page 21</u>

2.   The presentation and discussion of non-GAAP measures without presenting and discussing the most directly comparable GAAP measures appear to attach undue prominence to the non-GAAP measures. Please revise accordingly.

3.   Please reconcile "Adjusted Gross Margin" and "Adjusted Gross Margin %" to the most comparable GAAP measure, gross margin and gross margin %.

<u>Item 12.Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 33</u>

4.   Please revise the beneficial ownership table to include the spousal shares of Mr. Wang and Ms. Li. While they may disclaim beneficial ownership of such shares in the footnote, they must include them in their beneficial holdings.

<u>Note 2. Basis of Presentation and Significant Accounting Policies</u>

<u>Revenue Recognition, page F-7</u>

5.   Please tell us and disclose in your "Critical Accounting Policies and Estimates" section the nature of the subscription revenues that results in either a gross or net presentation. In addition, tell us and disclose the factors you considered in concluding that the gross or net presentation is appropriate. Refer to ASC 605-45-45 in your response.

<u>Note 7. Related Party Transactions</u>

<u>Investment in affiliate – KyLinTV, page F-14</u>

6.   Please disclose in all future filings the amount of equity method losses not recognized in your Consolidated Statement of Comprehensive Income.

<u>Note 15. Commitments and Contingencies</u>

<u>Contingencies, pages F-24 and F-25</u>

7.   Please disclose the gross amounts due under your operating leases in your table on page F-14. You disclose such amounts are net of expected sublease income of $2.836 million over the next four years. Refer to ASC 840-20-50-2.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Investment income (expense), net, page 19

8.   Please tell us why there was an increase in the fair value of an over-the counter stock that previously had a nominal value resulted in a gain of approximately $400,000 for the six months ended June 30, 2014. In your response, please describe the type of investment (debt or equity), how previously accounted for, and where classified on the consolidated balance sheet at December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director